

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2012

Via E-mail
Alfred A. DelliBovi
President and Chief Executive Officer
Federal Home Loan Bank of New York
101 Park Avenue
New York, NY 10178

      Re: **Federal Home Loan Bank of New York**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed March 23, 2012
              File No. 000-51397

Dear Mr. DelliBovi:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director